UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL EXECUTION BROKER, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK — 610-617-2812 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ROBERT C SACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL EXECUTION BROKER, LP, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/4/19

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Michael L. Mollen, Notary Public
Montgomery County
My commission expires June 14, 2022
Commission number 1225167
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of
Global Execution Brokers, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 26, 2019



GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 259
Receivable from clearing brokers	43,500,334
Securities owned - at fair value	672,265
Accrued trading receivables	13,720,177
Commodities - at fair value	4,764
Receivable from affiliates	481,715
Fixed assets (net of accumulated depreciation of $126,275)	1,211
Other asset	4,763
Total assets	$ 58,385,488
LIABILITIES AND PARTNERS' CAPITAL	
Securities sold, not yet purchased - at fair value	$ 2,879,126
Marketing and transaction fees payable	11,813,007
Payable to affiliates	1,009,821
Accrued compensation	27,244
Accrued expenses and other liabilities	101,521
Total liabilities	15,830,719
Partners' capital	42,554,769
Total liabilities and partners' capital	$ 58,385,488

See notes to statement of financial condition

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2018

NOTE A - ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange (the "CBOE"). The Entity is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission ("CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, revenue from order flow and related expenses on a trade-date basis.

Interest income and order execution services income are recorded on the accrual basis.

Dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the asset.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") creating a common revenue recognition guidance for Generally Accepted Accounting Principles ("GAAP") Financial Reporting Standards. The Entity has assessed the possible impact of ASU 2014-09 and all applicable amendments ("ASC 606"), in relation to the recording and presentation of order flow or order execution income. Each time the Entity provides order flow or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order flow and order execution on a trade date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the FASB Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

> Level 1   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2018

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2   Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2018.

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Arbitrage	$ 672,265	$ 671,960	$ 305
Commodities	4,764	4,764	

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Arbitrage	$ 2,879,126	$ 2,874,614	$ 4,512

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year. Commodities traded on digital asset exchanges are valued at the last reported sales price on the Entity's last business day of the year.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2018

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 565,126	$ 2,286,873
Options	107,139	592,253
	$ 672,265	$ 2,879,126

NOTE E - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity are primarily provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2018, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker. The securities at this firm serves as collateral for the amounts payable to this broker. This clearing broker has the right to sell or repledge this collateral, subject to the clearing agreement with the Entity.

NOTE F - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $430,375 related to these direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $21,725 related to these services.

The Entity enters into agreements with order flow providers and pays the providers an agreed-upon marketing fee for sending their orders through the Entity's order routing system. The Entity aggregates this order flow and may give preference to affiliates which are liquidity providers on the exchange where such orders are executed. In return for giving preference to these affiliates, the Entity receives payment for order flow directed to it by these affiliates. Included in receivable from affiliates is $8,991,378 related to this arrangement as of December 31, 2018.

Affiliates of the Entity which are liquidity providers on various exchanges may direct their order flow providers to route orders by way of the Entity's router and execution services. These affiliates benefit from this activity and make payments for order flow directly to such order flow providers based on previously agreed-upon rates. In these instances, the Entity has no liability regarding the affiliates' payments for order flow and only provides the routing and execution services on behalf of its affiliates. This arrangement is reviewed annually and adjusted as deemed necessary by management.

NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $557,611.

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, receives a fixed monthly fee to cover other order execution charges. Included in receivable from affiliates is a net amount owed to these affiliates of $8,509,665 related to these fees as of December 31, 2018.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G - COMMODITIES

Included in commodities on the statement of financial condition are digital assets of $4,764 held for investment purposes. Accordingly, the digital assets are reported at fair value on the statement of financial condition.

NOTE H - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2018

NOTE H - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly and, in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options.

The seller of a call option which is covered (i.e., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (i.e., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

The Entity invests in digital assets. Digital assets are issued by, and transmitted through, an open source, digital protocol platform using cryptographic security. Digital asset networks are online, peer-to-peer user networks that hosts the public transaction ledger, known as the Blockchain. Digital asset prices can be volatile, similar to other financial products. Price movements for the digital assets which the Entity may trade are influenced by changes in economic, regulatory and market conditions. The scope of government regulation is yet to be determined or defined.

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2018:

| | Approximate Annual Volume (Contracts) | Fair Value | | Statement of Financial Condition Location |
		Assets	Liabilities	
Options	55,122	$ 107,139	$ 592,253	Securities owned; Securities sold, not yet purchased

NOTE J - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2018, management has determined that there are no material uncertain income tax positions.

NOTE K - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. At December 31, 2018, the Entity had net capital of $30,772,728 which exceeded its requirement of $250,000 by $30,522,728.